NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Date: 12 February 2007

Recommended acquisition of Corus Group Plc (the “Company” or “Corus”)

by Tata Steel UK Limited (“Tata Steel”)

Posting of Revised Scheme Document

On 31 January 2007, Tata Steel announced its revised offer for Corus at a price of 608 pence for each Corus Share (the “Revised Tata Offer”). The Revised Tata Offer is to be implemented by means of a scheme of arrangement under section 425 of the Companies Act 1985. Following the announcement by Tata Steel, Corus released an announcement stating that the directors of Corus intend to recommend unanimously that Corus shareholders vote in favour of the scheme of arrangement to implement the Revised Tata Offer (the “Scheme”).

In that announcement, the Company also stated that it intends to publish a circular (the “Revised Scheme Document”) containing further details of the Revised Tata Offer. Corus announces that it has today posted the Revised Scheme Document to Corus Shareholders, together with notices reconvening the Court Meeting and Extraordinary General Meeting relating to the Revised Tata Offer.

The reconvened Court Meeting will be held at 10.00 a.m. on Wednesday 7 March 2007 at the London Hilton, 22 Park Lane, London W1K 1BE. The reconvened Extraordinary General Meeting will be held at the same location at 10.15 a.m. on the same date (or as soon thereafter as the Court Meeting is concluded or adjourned).

As described in the circular which was sent to Corus Shareholders on 10 November 2006 (the “Scheme Document”), the Scheme is conditional, inter alia, upon the approval of the Scheme by Corus Shareholders at the Court Meeting, the passing of the special resolution necessary to implement the Scheme at the extraordinary general meeting and the sanction of the Scheme and confirmation of the associated reduction of capital by the Court. A full description of the terms and conditions of the Scheme is set out in the Scheme Document.

The anticipated timetable of principal events is as follows:

7 March 2007 - Court Meeting and Extraordinary General Meeting

27 March 2007 - Court hearing to sanction the Scheme

29 March 2007 - Dealings in Corus Shares suspended on the London Stock Exchange and the Amsterdam Stock Exchange and dealings in Corus ADSs suspended on New York Stock Exchange

30 March 2007 - Court hearing to confirm the Reduction of Capital

2 April 2007 - Effective Date of the Scheme

Tata Steel announced on 7 February 2007 that it intends to despatch the consideration pursuant to the Scheme as soon as practicable following the Effective Date and, if practicable, on the Effective Date. Tata Steel is, in any event, required under the terms of the Scheme to despatch the consideration pursuant to the Scheme not more than 14 days after the Effective Date.

Copies of the Scheme Document and the Revised Scheme Document have been submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Capitalised terms used, but not defined, in this announcement have the same meaning as given to them in the Scheme Document and the Revised Scheme Document.

Enquiries:

Corus Group plc
David Lloyd, Chief Financial Officer	Tel: +44 (0) 20 7717 4557
Emma Tovey, Director, Investor Relations	Tel: +44 (0) 20 7717 4514

Credit Suisse (lead financial adviser to Corus)
Zachary Brech	Tel: +44 (0) 20 7888 8888

Brunswick (PR adviser to Corus)	Tel: +44 (0) 20 7404 5959
Kevin Byram

This announcement is not intended to and does not constitute, or form part of, any offer or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Revised Tata Offer or otherwise. The Revised Tata Offer will be made solely through the Scheme Document and the Revised Scheme Document, which contain the full terms and conditions of the Revised Tata Offer, including details of how to vote in respect of the Revised Tata Offer. Any response to the Revised Tata Offer should be made only on the basis of the information contained in the Scheme Document and the Revised Scheme Document.

The availability of the proposals described herein to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not so resident should inform themselves about and observe any applicable requirements. Further details in relation to overseas shareholders will be provided in the Revised Scheme Document.

The publication of this announcement in jurisdictions other than England and Wales may be restricted by law and therefore persons in such jurisdictions into whose possession this announcement comes should inform themselves about and observe such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purposes of complying with

English law and the Takeover Code, and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England and Wales.

Corus is currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, files reports and other information with the US Securities and Exchange Commission (the “SEC”). Reports and other information filed by Corus with the SEC may be inspected and copies taken at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, DC 20549, United States. Copies of such material may also be obtained by mail from the Branch of Public Reference of the SEC at 100 F Street, N.E., Washington, DC 20549, United States at prescribed rates and, with respect to certain reports and information, free of charge on the SEC’s website at www.sec.gov. In addition, such material may be obtained from the website of the New York Stock Exchange at www.nyse.com.

The loan notes that may be issued pursuant to the Revised Tata Offer (the “Loan Notes”) have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and such state securities laws.

Any Loan Notes which may be issued pursuant to the Revised Tata Offer have not been and will not be registered under the relevant securities laws of the Netherlands or Japan and any relevant clearances and registrations have not been, and will not be, obtained from the securities commission of any province of Canada. No prospectus in relation to the Loan Notes has been, or will be, lodged with, or registered with, the Australian Securities and Investments Commission, the Dutch Listing Authority or the Japanese Ministry of Finance. Accordingly, unless otherwise determined by Tata Steel and permitted by applicable law and regulation, the Loan Notes may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly in or into the Netherlands, Canada, Australia or Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

The Dutch Listing Authority has not reviewed, approved or disapproved this announcement, the Revised Tata Offer or the Loan Notes nor has it expressed a view on the accuracy or adequacy of this announcement.

The Revised Tata Offer relates to the shares of a UK company and is proposed to be made by means of a scheme of arrangement under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the Exchange Act. Accordingly, the Revised Tata Offer is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US tender offer rules. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the UK and India that may not be comparable to the financial statements of US companies.

This announcement includes “forward-looking statements” under United States securities laws, including statements about the expected timing of the Revised Tata Offer, and all other statements in this announcement other than statements of historical fact. Forward-looking statements include, without limitation, statements that typically contain words such as “will”, “may”, “should”, “continue”, “aims”, “believes”, “expects”, “estimates”, “intends”, “anticipates”, “projects”, “plans” or similar expressions. By their nature, forward-looking statements involve known or unknown risks and uncertainties because they relate to events and depend on circumstances that all occur in the future. Actual results may differ materially from those expressed in the forward-looking statements depending on a number of factors, including, but not limited to, the satisfaction of the conditions to the Revised Tata Offer, future market conditions, the behaviour of other market participants, an adverse change in the economic climate, a fluctuation in the level of clients’ commercial activity, appropriate consultation with employee representative bodies, a loss of key personnel and the extent to which the Corus and Tata Steel businesses are successfully integrated. Many of these risks and uncertainties relate to factors that are beyond the companies’ abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants. The forward- looking statements contained in this announcement are made as of the date hereof, and Corus assumes no obligation and does not intend publicly to update or revise these forward-looking statements, whether as a result of future events, new information or otherwise except as required pursuant to applicable law.

Dealing Disclosure Requirements:

Under the provisions of Rule 8.3 of the Takeover Code, if any person is, or becomes, “interested” (directly or indirectly) in one per cent. or more of any class of “relevant securities” of Corus, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the scheme of arrangement relating to the Revised Tata Offer becomes effective, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Corus, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Takeover Code, all “dealings” in “relevant securities” of Corus by Tata Steel Limited, Tata Steel, Companhia Siderurgica Nacional, CSN Acquisitions Limited or Corus, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Takeover Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8 you should consult the Panel.